                                  EXHIBIT 99.3

           VESPER HOLDING, LTD. AND SUBSIDIARIES FINANCIAL STATEMENTS


INTRODUCTION

        The financial statements of Vesper Holding, Ltd. and Subsidiaries are included below as required by Article 3.09 of Regulation S-X. As a result of the departure from Andersen of persons formerly engaged on the Vesper Holding Ltd. and Subsidiaries audits, Andersen is no longer in a position to consent to the inclusion or incorporation by reference in any filing of their report on the Vesper Holding Ltd. and Subsidiaries' audited financial statements for the period from January 1, 2001 through November 13, 2001 (date of our acquisition of a controlling interest in Vesper Holding Ltd. and Subsidiaries) or the year ended December 31, 2000. Investors in any subsequent offerings for which we use an Andersen audit report will not be entitled to recovery against Andersen under
Section 11 of the Securities Act of 1933 for any material misstatements or omissions in those financial statements. Management is not aware of any such material misstatements or omissions.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

NOTE: THIS IS A COPY OF A REPORT PREVIOUSLY ISSUED BY ANDERSEN, THE FORMER INDEPENDENT PUBLIC ACCOUNTANTS FOR VESPER HOLDING, LTD. AND SUBSIDIARIES. THE ANDERSEN REPORT REFERS TO CERTAIN FINANCIAL INFORMATION FOR THE PERIOD FROM NOVEMBER 14, 2001 THROUGH DECEMBER 31, 2001 AND CERTAIN BALANCE SHEET INFORMATION AT DECEMBER 31, 2001, WHICH ARE NO LONGER INCLUDED IN THE ACCOMPANYING FINANCIAL STATEMENTS AS THOSE RESULTS HAVE BEEN CONSOLIDATED WITH QUALCOMM INCORPORATED'S RESULTS SINCE ITS ACQUISITION OF A CONTROLLING INTEREST IN VESPER HOLDING, LTD. AND SUBSIDIARIES ON NOVEMBER 13, 2001. THE ANDERSEN REPORT ALSO REFERS TO CERTAIN BALANCE SHEET INFORMATION AT DECEMBER 31, 2000, WHICH IS NO LONGER INCLUDED IN THE ACCOMPANYING FINANCIAL STATEMENTS AS QUALCOMM INCORPORATED IS NOT REQUIRED TO INCLUDE VESPER HOLDING, LTD. AND SUBSIDIARIES SEPTEMBER 30, 2000 BALANCE SHEET INFORMATION IN ITS FORM 10-K. A DISCLOSURE MODIFICATION WAS MADE IN THE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS TO REFLECT THE CORRECTION OF A TYPOGRAPHICAL ERROR IN NOTE 1, BASIS OF PRESENTATION, WHERE NOVEMBER 31, 2001 SHOULD HAVE READ NOVEMBER 13, 2001. ANDERSEN HAS NOT REISSUED THIS REPORT IN CONNECTION WITH THE FILING OF THIS ANNUAL REPORT ON FORM 10-K.

To the Board of Directors and Shareholders of Vesper Holding, Ltd.:

We have audited the accompanying consolidated balance sheets of Vesper Holding, Ltd. (a Cayman Islands corporation) and Subsidiaries, and its Predecessor Companies (see Notes 1, 2 and 3) as of December 31, 2001 and 2000, and the related consolidated statements of operations, shareholders' equity (deficit) and cash flows for the period from November 14, 2001 through December 31, 2001, the period from January 1, 2001 through November 13, 2001 and the year ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, the Company has incurred significant operating and net losses, negative cash flows from operations, and has negative working capital. Additionally, during 2002 the Company expects to incur substantial losses and negative cash flows from operations in order to complete the planned development and expansion of its business. In May 2002, the Company's majority shareholder expressed intent to provide up to $100 million of additional bridge financing to fund the Company's operations, and began advancing a portion of the funds under a bridge loan agreement. If $100 million of bridge financing is provided, the Company believes it can sustain operations through 2002, at which time additional financing will be needed. The majority shareholder is under no legal obligation to provide such funding, and other sources of financing may not be available on terms acceptable to the Company, if at all. Management's plans regarding these matters are also discussed in Note 2.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vesper Holding, Ltd. and Subsidiaries, and its Predecessor Companies, as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the period from November 14, 2001 through December 31, 2001, the period from January 1, 2001 through November 13, 2001 and the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States.


ARTHUR ANDERSEN LLP

San Diego, California
May 20, 2002

VESPER HOLDING, LTD. AND SUBSIDIARIES

Consolidated Statements of Operations
(in thousands)


                                                  Period from
                                                January 1, 2001
                                                    through             Year Ended
                                               November 13, 2001     December 31, 2000
                                               -----------------     -----------------
                                                 (Predecessor          (Predecessor
                                                   Companies)            Companies)
REVENUES                                           $ 114,384             $  71,122
                                                   ---------             ---------
OPERATING EXPENSES:
  Cost of revenues                                   201,691               203,793
  Selling, general and administrative                141,905               132,102
  Foreign currency transaction (gain)
   loss, net                                         249,988                56,845
  Depreciation and amortization                      129,542                66,506
                                                   ---------             ---------
               Total operating expenses              723,126               459,246
                                                   ---------             ---------
OPERATING LOSS                                      (608,742)             (388,124)

INTEREST EXPENSE, net                               (113,154)              (96,847)
                                                   ---------             ---------
NET LOSS                                           $(721,896)            $(484,971)
                                                   =========             =========



The accompanying notes are an integral part of these consolidated financial statements.

VESPER HOLDING, LTD. AND SUBSIDIARIES

Consolidated Statements of Shareholders' Equity (Deficit)
(in thousands)

                                                                                                  Accumulated
                                                                Receivable                            Other           Total
                                                Capital           from          Accumulated       Comprehensive    Shareholders'
                                                 Stock          QUALCOMM          Deficit         Income (Loss)       Equity
                                               ---------        --------        -----------       -------------    -------------
(Predecessor Companies)

Balance, December 31, 1999                     $ 183,234         $    --        $   (55,712)        $    436         $ 127,958
  Net loss                                            --              --           (484,971)              --          (484,971)
  Cumulative translation adjustment                   --              --                 --           (9,091)           (9,091)
                                                                                                                     ---------
           Comprehensive loss                                                                                         (494,062)
                                                                                                                     ---------
  Funding from shareholders                      423,936              --                 --               --           423,936
                                               ---------         -------        -----------         --------         ---------
Balance, December 31, 2000                       607,170              --           (540,683)          (8,655)           57,832
  Net loss                                            --              --           (721,896)              --          (721,896)
  Cumulative translation adjustment                   --              --                 --           13,225            13,225
                                                                                                                     ---------
           Comprehensive loss                                                                                         (708,671)
                                                                                                                     ---------
  Advances from shareholders prior to the
    Restructuring (Note 2)                        60,337                                                                60,337
  Funding from shareholders                      330,386              --                 --               --           330,386
                                               ---------         -------        -----------         --------         ---------
Balance, November 13, 2001                     $ 997,893         $    --        $(1,262,579)        $  4,570         $(260,116)
                                               =========         =======        ===========         ========         =========


The accompanying notes are an integral part of these consolidated financial statements.

VESPER HOLDING, LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows
(in thousands)

                                                             Period from
                                                            January 1, 2001     Year Ended
                                                                through        December 31,
                                                          November 13, 2001        2000
                                                          -----------------    ------------
                                                             (Predecessor      (Predecessor
                                                               Companies)        Companies)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss                                                     $(721,896)        $(484,971)
  Adjustments to reconcile net loss to net
   cash used in operating activities:
    Depreciation and amortization                                129,542            66,506
    Loss on disposal of property and
     equipment                                                    24,554            26,323
    Allowance for doubtful accounts
     receivable                                                   46,046            10,506
    Foreign currency transaction (gain)
     loss                                                        249,988            56,845
    Increase (decrease) in cash resulting
     from changes in:
      Accounts receivable                                        (12,560)          (73,734)
      Recoverable taxes                                           49,326            (6,023)
      Inventories                                                 (2,148)               --
      Prepaid expenses and other                                   1,321            (3,882)
      Other assets                                                (1,245)          (38,945)
      Accounts payable                                            16,673             1,567
      Accrued expenses                                           (12,110)           (3,874)
      Amounts due related parties                                (22,603)          (33,912)
      Deferred revenues                                           (9,135)           21,899
      Other liabilities                                          (18,767)               --
                                                               ---------         ---------
         Net cash used in operating
          activities                                            (283,014)         (461,695)
                                                               ---------         ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures                                           (72,085)         (386,806)
  Acquisition of licenses and intangibles                             --           (36,369)
                                                               ---------         ---------
         Net cash used in investing
          activities                                             (72,085)         (423,175)
                                                               ---------         ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Fundings from shareholders                                     330,386           423,936
  Proceeds from shareholders related to
   restructuring (Note 2)                                         60,337                --
  Net proceeds (repayment) on vendor
   financing and loans                                           (40,797)          407,321
  Payments to Vendors related to restructuring (Note 2)               --                --
                                                               ---------         ---------
         Net cash provided by financing
          activities                                             349,926           831,257
                                                               ---------         ---------
  Effect of exchange rate changes on cash
   and cash equivalents                                          (15,592)           (2,873)
                                                               ---------         ---------
  NET DECREASE IN CASH AND CASH EQUIVALENTS                      (20,765)          (56,486)

  CASH AND CASH EQUIVALENTS, beginning of
   period                                                         38,102            94,588
                                                               ---------         ---------
  CASH AND CASH EQUIVALENTS, end of period                     $  17,337         $  38,102
                                                               =========         =========
SUPPLEMENTAL DISCLOSURES OF NON-CASH
 INVESTING AND FINANCING ACTIVITIES:
  Assets acquired under debt obligations:
    Property, plant and equipment                              $  66,861         $ 300,628
    Licenses and intangibles                                          --            14,261



The accompanying notes are an integral part of these consolidated financial statements.

VESPER HOLDING, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2001 and 2000

1.      Company, Operations and Basis of Presentation

        Company

        Vesper Holding, Ltd. ("VHL") was incorporated in the Cayman Islands on October 11, 2001 as a holding company for the purpose of acquiring and restructuring its current subsidiaries, Vesper Holding S.A. ("Vesper Northeast") and Vesper Holding Sao Paulo ("Vesper Sao Paulo") (together, the "Predecessor Companies") (see Note 2).

        Vesper Northeast and Vesper Sao Paulo were previously formed by VeloCom Inc. ("VeloCom"), Bell Canada International, Inc. ("BCI") and QUALCOMM, Incorporated ("QUALCOMM") to act as holding companies and to establish the operating companies Vesper S.A. and Vesper Sao Paulo S.A. Vesper Northeast and Vesper Sao Paulo were organized under the laws of Brazil as corporations in September 1998 and May 1999, respectively. The operating companies are subject to the laws and regulations governing telecommunication services in effect in Brazil.

        Operations

        Vesper Northeast and Vesper Sao Paulo submitted bids for two competitive local exchange carrier licenses (the "Licenses") for commercial operations of switched fixed telephone services, one in Rio de Janeiro and the North and Northeast regions of Brazil comprised of sixteen Brazilian states, and one for the State of Sao Paulo, Brazil, respectively. Commercial switched fixed telephone operations started in January 2000 for Vesper Northeast and February 2000 for Vesper Sao Paulo.

        Basis of Presentation

        The accompanying financial statements for the year ended December 31, 2000, and for the period from January 1, 2001 to November 13, 2001 represent the historical combined consolidated financial statements of the Predecessor Companies.

        All significant intercompany accounts and transactions have been eliminated in combination and consolidation.

2.      Recapitalization, Debt Restructuring and Financial Condition

        Recapitalization

        On November 13, 2001, QUALCOMM, VeloCom, and BCI (collectively, the "Shareholders"), entered into a restructuring agreement (the "Restructuring Agreement") to exchange all of their equity interests in Vesper Northeast and Vesper Sao Paulo for 2,523,674 ordinary shares and 1,155,152 special voting shares of VHL.

        As part of the same transaction, QUALCOMM and VeloCom converted other previously existing advances totaling $60.3 million to Vesper Northeast and Vesper Sao Paulo into 12,177,290 ordinary shares of VHL. QUALCOMM and VeloCom also agreed to purchase 57,720,404 ordinary shares of VHL for an aggregate purchase price of $286.1 million. As of December 31, 2001, cash proceeds totaling $222.5 million out of the total due of $286.1 million had been received by VHL from QUALCOMM and VeloCom. At December 31, 2001, the remaining $63.6 million was due and payable by QUALCOMM on an as-needed basis, and is reflected in the accompanying statement of shareholders' equity as a receivable from QUALCOMM. Subsequent to December 31, 2001, approximately $63 million of this receivable was collected by the Company. An additional 1,010,026 ordinary shares were issued related to $5 million of direct costs of the Restructuring.

        As a result of the recapitalization, QUALCOMM, VeloCom, and BCI became approximately 74%, 24%, and 2% shareholders in VHL, respectively, and Vesper Northeast and Vesper Sao Paulo became wholly owned subsidiaries of VHL. QUALCOMM holds a 49.9% ownership interest in VeloCom and consequently, at December 31, 2001, QUALCOMM's direct and indirect ownership of VHL was approximately 86%. Subsequent to December 31, 2001, the Company sold 2,020,202 shares to a new investor in exchange for $10 million in cash.

        Debt Restructuring

        Effective November 13, 2001, VHL agreed with the Predecessor Companies and a group of vendors (Nortel, Ericsson, Lucent, Harris Corporation and QUALCOMM (collectively, the "Vendors")) to acquire and retire previously existing Vendor financing loans made to the Predecessor Companies as part of the Restructuring Agreement. VHL acquired the loans for $135 million and such proceeds were paid to the Vendors in exchange for a release in full of any claims against VHL and its shareholders, including the Vendor financing loans approximating $1 billion at face value on November 13, 2001. In addition to the cash payment, the Vendors, with the exception of QUALCOMM, received warrants to purchase 5,687,717 ordinary shares of VHL, which expire on November 9, 2006 and have an exercise price of $4.96 per share. The warrants were assigned a fair value of approximately $5 million, and is recorded as a component of shareholders' equity at December 31, 2001. The fair value of the loans ($140 million) was recorded by VHL as a component of liabilities acquired under the purchase method of accounting.

        As a condition precedent to the closing of the Restructuring Agreement, vendor supply agreements were terminated. Thus, VHL and its subsidiaries are no longer committed to acquire the remaining balances of equipment and services that would have been required under the original vendor supply agreements.

        Financial Condition

        From inception to November 13, 2001, the Predecessor Companies generated an accumulated deficit of approximately $1.3 billion and negative cash flows from operations totaling approximately $771 million. After the completion of the restructuring agreements, the liquidity and financial position of the Company improved significantly. However, VHL expects to incur substantial future losses and negative cash flows from operations in order to complete the planned development and expansion of its business. If this plan is successfully completed, the Company believes that it will obtain a sufficient number of new customers to allow the Company to generate sufficient revenues to cover operating expenses. However, management does not expect to achieve positive cash flows until sometime after 2002. Until that time, management and shareholders of VHL believe that additional funding, in the form of equity capital, shareholder loans, debt financing or other instruments, will be needed. In particular, additional financing will be necessary to purchase telecommunications capital equipment, fund costs associated with acquiring new subscriber customers, fund principal and interest payments under debt and lease agreements and to fund other fixed operating costs until such time, if ever, that the Company is able to generate positive cash flows from operations.

        Considering the Company's current financing needs and future business plans, QUALCOMM issued a letter to the Company in which it informed the Company that QUALCOMM's Board of Directors had authorized bridge loans to the operating subsidiaries of up to $100 million. On April 16, 2002, the Company executed $60 million of bridge loans payable to QUALCOMM, against which approximately $33.3 million has been advanced to the Company as of May 20, 2002. Any amounts that are advanced under the bridge loans totaling $60 million are due and payable on December 27, 2002. QUALCOMM's letter to the Company states that it will continue making additional advances throughout 2002 on an as-needed basis up to the $100 million limit and, if required, will consider providing additional financing beyond 2002 as a backstop to other sources of funding. If all of the QUALCOMM bridge financing is provided, which management believes is probable, the Company believes it can sustain operations through the end of 2002 by carefully controlling cash expenditures and, if necessary, by not making expenditures currently planned for telecommunications capital equipment, costs associated with acquiring new subscriber customers and other discretionary costs. Management believes that additional financing will be needed sometime in 2003. The Company is also currently in discussions with the Brazilian Development Bank to obtain $100 million to $150 million in convertible debt financing and management believes that this financing could be completed during the second half of 2002.

        There can be no assurance that the proposed financing transactions discussed above will be completed, and other sources of financing may not be available, on terms acceptable to the Company, if at all. If additional financing is not obtained, or if such financing is adequate to sustain operations only through the end of 2002, management intends to modify its business plan by suspending capital expenditures and cutting variable costs in selling, general and administrative functions. However, based on the Company's fixed cost structure, there can be no assurance that these cost cutting measures would result in sufficient cash resources to allow the Company to continue operating during 2003.

3.      Accounting for the Restructuring and Acquisition Transactions

        The restructuring and acquisition transactions involving VHL and its Predecessor Companies (see Notes 1 and 2) have been accounted for using the purchase method of accounting, including certain adjustments for push-down accounting from the Company's majority shareholder. The assets acquired and liabilities assumed as of November 13, 2001 were recorded at their estimated fair values. The net purchase price on a push-down basis reflects the majority shareholders' historical basis in advances to the Predecessor Companies, including equity method losses recorded prior to the November 13, 2001 acquisition. The excess of the estimated fair value of the net assets acquired over the purchase price paid was recorded as a reduction of the fair value of property, plant and equipment and intangible assets on a pro rata basis, and was calculated as follows:

               Estimated fair values of assets acquired        $ 899,010
               Estimated fair values of liabilities
                 assumed                                        (361,269)
                                                               ---------
               Net assets acquired                               537,741
               Net purchase price                               (241,928)
                                                               ---------
               Excess of net assets acquired over
               purchase price                                  $ 295,813
                                                               =========

4.      Summary of Significant Accounting Policies

        Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

        Revenues

        Revenues for usage charges, network usage charges and other customer services are recognized when the services are provided.

        Customer activation fee revenues and related costs are deferred and amortized over the period of the customer relationship, which is estimated to be two years.

        Cash and Cash Equivalents

        The Company considers all highly liquid investments with maturities of three months or less to be cash equivalents.

        Restricted Cash

        Restricted cash consists of compensating balance arrangements in connection with bank loans.

        Property, Plant and Equipment

        Property, plant and equipment are recorded at cost (see Notes 1 and 3) and are depreciated or amortized using the straight-line method over their estimated useful lives. Buildings and improvements are depreciated for up to 23 years, equipment and vehicles are depreciated over 4 to 18 years, furniture and office equipment are depreciated over 5 to 10 years and computer software is depreciated over 3 to 4 years. Leasehold improvements are amortized over the shorter of their estimated useful lives or the remaining terms of the related leases. Maintenance, repairs, and minor renewals and betterments are charged to expense as incurred. Upon the retirement or disposition of property, plant and equipment, the related cost and accumulated depreciation and amortization are removed and any resulting gain or loss is recorded in operations.

        Capital leases and sale leaseback transactions are recorded as vendor financing and loans payable. The purchase price is recorded as property, plant and equipment, and lease payable amounts as financing liabilities. Interest is expensed as incurred.

        Construction in progress includes labor, material, transmission and related equipment, engineering, site development, capitalized interest and other costs relating to the construction and development of switched fixed telephone networks. The Company reclassifies construction in progress and begins depreciating related equipment upon commencement of commercial operations of the equipment.

        Intangible Assets

        Intangible assets consist primarily of Licenses for spectrum, customer lists and trade name. The Licenses were allocated conditionally through January 2019 and May 2019 and are each renewable for an additional twenty-year period. The Licenses are renewable provided that the Company has complied with applicable rules and policies of Agencia Nacional de Telecommunicacoes (ANATEL), the Brazilian Government regulatory body, and upon payment of an additional fee based on a specific formula. Licenses are being amortized on a straight-line basis over their initial 20 year terms. Customer lists and trade name assets are being amortized on a straight-line basis over 5 and 18 years, respectively.

        Long-Lived Assets

        The Company assesses potential impairments to its long-lived assets when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. An impairment loss is recognized when the undiscounted cash flows expected to be generated by an asset (or group of assets) is less than its carrying amount. Any required impairment loss is measured as the amount by which the asset's carrying value exceeds its fair value, and is recorded as a reduction in the carrying value of the related asset and a charge to operating results.

        Start-up Activities and Organization Costs

        Costs of start-up activities and organization costs are expensed as incurred.

        Foreign Currency

        The functional currency of VHL is the U.S. dollar. The functional currency of Vesper Northeast and Vesper Sao Paulo is the Brazilian real. Assets and liabilities of Vesper Northeast and Vesper Sao Paulo are translated to U.S. dollars at year-end rates; revenues, expenses, gains and losses are translated at rates of exchange that approximate the rates in effect at the transaction date. Resulting translation gains or losses are recognized as a component of other comprehensive income
        (loss). Transactions denominated in currencies other than the functional currency are recorded based on the exchange rate at the time such transactions occur. Subsequent changes in exchange rates result in transaction gains and losses that are recognized as a component of net loss.

        Income Taxes

        The Company recognizes deferred income tax assets and liabilities for the expected future income tax consequences, based on enacted tax laws, of temporary differences between the financial reporting and tax bases of assets, liabilities and carryovers. Net deferred tax assets are then reduced, if deemed necessary, by a valuation allowance if management believes it is more likely than not that some or all of the net deferred tax assets will not be realized.

        Comprehensive Income (Loss)

        Comprehensive income (loss) is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources, including foreign currency translation adjustments. VHL presents other comprehensive income (loss) in its consolidated statements of shareholders' equity.

        Concentration of Operations

        The Company's operating entities are located in Brazil. The Company is exposed to credit and currency risks resulting from adverse general economic conditions, which may affect Brazil and Latin America in general. The Company has not entered into any foreign currency forward contracts, hedges or other instruments to mitigate currency risks.

        Fair Value of Financial Instruments

        Fair values of cash equivalents and other current accounts receivable and payable approximate their carrying amounts due to their short-term nature. Carrying amounts under vendor financing and loans payable approximate fair value based on borrowing arrangements available to the Company (see Note 5).

        VHL's Brazilian operating subsidiaries have certain agreements with suppliers of network interface units for the supply of network equipment manufactured locally, under which the acquisition cost of related products are denominated in U.S. dollars. The Company does not enter into currency hedging arrangements, thus exposing the Company to currency rate risk on related amounts payable in U.S. dollars. Transaction gains and losses arising from such purchases are recorded in the determination of net loss.

        Recent Accounting Pronouncements

        In July 2001, the Financial Accounting Standards Board (FASB) issued FASB Statements Nos. 141 and 142 (FAS 141 and FAS 142), "Business Combinations" and "Goodwill and Other Intangible Assets," respectively. FAS 141 replaces APB 16 and eliminates pooling-of-interests accounting prospectively. It also provides guidance on purchase accounting related to the recognition of intangible assets and accounting for negative goodwill. FAS 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. Under FAS 142, goodwill will be tested annually and whenever events or circumstances occur indicating that goodwill might be impaired. FAS 141 and FAS 142 are effective for all business combinations completed after June 30, 2001.

        VHL's acquisition of Vesper Northeast and Vesper Sao Paulo has been accounted for in accordance with the provisions of FAS 141. The Company adopted FAS 142 on January 1, 2002. The adoption of FAS 142 did not have a material effect on its consolidated financial position and results of operations. No goodwill is recorded in the accompanying balance sheets and intangible assets were recorded at fair value on November 13, 2001.

        In August 2001, the FASB issued FAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." FAS 144 replaces FAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The FASB issued FAS 144 to establish a single accounting model, based on the framework established in FAS 121, as FAS 121 did not address the accounting for a segment of a business accounted for as a discontinued operation under APB 30, "Reporting The Results of Operations -- Reporting The Effects of

        Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." FAS 144 also resolves significant implementation issues related to FAS 121. VHL will adopt FAS 144 as of January 1, 2002 and does not expect that the adoption of FAS 144 will have a material effect on its consolidated financial position or results of operations.

5.      Vendor Financing and Loans Payable

        In December 1999, Vesper Northeast entered into a series of agreements with Nortel, Ericsson, Harris Corporation and QUALCOMM to issue up to $997 million in aggregate principal of long-term vendor financing. Interest on these notes was payable quarterly in arrears commencing March 2000 at LIBOR plus 6% per annum. In December 1999 Vesper Sao Paulo entered into agreements with Lucent to issue up to $782 million of long-term vendor financing (available in three separate tranches). Interest on these notes was payable quarterly, at the option of the Vesper Companies, at LIBOR plus 6% for tranch A and 8% for tranch C or a compounded rate of 5.5% plus the higher of prime rate or the Federal Funds effective rate. All long-term vendor financing, other than financing provided under an agreement with QUALCOMM, was restructured and retired in November 2001 as part of the Restructuring Agreement (see
        Note 2).

        Vesper Northeast and Vesper Sao Paulo hired specialized companies to supply infrastructure and telecommunication equipment, which will be delivered ready for use at the sites indicated by Vesper Northeast and Vesper Sao Paulo. When the equipment is delivered to the respective sites, the property, plant and equipment balance is recorded and the related liability is recorded in trade accounts payable as a long-term liability, the balance of which, after the definitive acceptance of the site, is converted into financing, according to the conditions noted above.

        As of December 31, 2001, bank loans that are denominated in Brazilian real are due from 2003 through 2006, payable semi-annually and bearing CDI Brazilian interbank floating interest rate plus 1.5% per annum (approximately 19% at December 31, 2001). Such loans are guaranteed by cash collateral of 15% totaling $16.5 million and a substantial portion of property, plant and equipment.

        Equipment leases are subject to interest from 11% to 14.5% or LIBOR plus additional interest varying from 1.5% to 8%.

        Payments due on bank loans and equipment leases as of December 31, 2001 are as follows:

               2002                                           $   17,994
               2003                                               21,629
               2004                                               24,694
               2005                                               67,180
               2006                                                1,335
                                                               ---------
                                                               $ 132,832
                                                               =========

6.      Composition of Certain Financial Statement Captions

        Accounts Receivable

        Unbilled accounts receivable related to services rendered that have not been invoiced as of the balance sheet date.

        Recoverable Taxes

        Recoverable taxes are mainly comprised of Value Added Taxes (VAT) incurred on the acquisition of property and equipment, which is recoverable against VAT payable on operation revenues. Beginning January 1, 2001, new VAT legislation requires that VAT tax credit generated after January 2, 2001 will be recovered in forty-eight monthly installments, if VAT tax payment is applicable.

7.      Transactions with Related Parties
        (in thousands)

                                                           December 31,
                                                    -----------------------
                                                      2001            2000
                                                    --------        -------
                                                     (VHL)       (Predecessor
                                                                   Companies)
Current liabilities:
  Bell Canada International (BCI)        (a)        $     --        $14,426
  CGI Brasil (BCI related party)         (b)           9,186         12,122
  CGI Telecom
   International                         (b)           1,754          4,555
  QUALCOMM do
   Brasil                                (c)              69             76
  QUALCOMM International                 (d)              --            325
  VeloCom do Brasil                      (c)              --            540
  VeloCom International                  (d)              --          1,210
  Accrued interest on note
    payable to QUALCOMM                  (e)           1,695             --
                                                    --------        -------
                                                    $ 12,704        $33,254
                                                    ========        =======
Non-current liabilities:
  Note payable to QUALCOMM               (e)        $108,164        $    --
                                                    ========        =======

        (a) In connection with a royalty agreement cancelled in November 2001 (see Note 11).

        (b) In connection with the development and implementation of billing, accounting and other systems and software and information technology services.

        (c) In connection with loans between the parties. Interest is based on market rates.

        (d) Related to the Company's inception costs.

        (e) The note payable to QUALCOMM is an unsecured note bearing interest at 12% payable bi-annually, principal due in November 2007.

8.      VAT Financing

        Vesper Northeast has a line of credit agreement with the Rio de Janeiro State Government and Banco do Brasil, as the financing agent, in the amount of R$940 million (US$405 million using the prevailing exchange rate on December 31, 2001) for a period of sixty months, valid from the date of the first authorization, to be used at the beginning of the VAT taxation. Such financing will be equivalent to 60% of the effective VAT paid over operating revenues. Financing has a grace period of eighty-four months, an amortization period of sixty months, interest rates of 4.5% and service tax equivalent to 1% over each installment.

9.      Shareholders' Equity

        Share Capital

        VHL's authorized share capital consists of 498,844,848 authorized ordinary shares and 1,155,152 authorized special voting shares. All authorized shares have a par value of $0.0001. As of December 31, 2001, 73,431,394 ordinary shares and 1,155,152 special voting shares were issued and outstanding. During the period from January 1, 2002 to April 30, 2002, 2,020,202 additional ordinary shares were issued to a new shareholder at $4.96 per share for a total of $10 million. In the same period, under the commitments described in Note 2, QUALCOMM funded $63 million of the $63.6 million receivable from QUALCOMM.

        Ordinary shares and special voting shares have the same rights and privileges except that each ordinary share is entitled to one vote, and each special voting share is entitled to four votes per share. In addition, each special voting share shall be convertible into one ordinary share at the option of the Company any time after January 1, 2002, or at the option of the special shareholder any time after January 1, 2002, subject to applicable laws or regulations governing the Company and its Licenses.

        Warrants

        As of December 31, 2001, there are 5,687,717 outstanding and exercisable warrants for ordinary shares of VHL, which expire on November 9, 2006 and have an exercise price of $4.96 per share.

        Stock Options

        On April 30, 2002 the Company adopted the 2002 Stock Option Plan (the "2002 Plan"). The 2002 Plan provides for the granting of up to 4,171,802 ordinary shares to officers, employees, directors and outside consultants of the Company. The Plan is administered by the Board of Directors or its designees and provides that options granted under the Plan will be exercisable at such times and under such conditions as may be determined by the Board of Directors at the time of the grant. The terms of the Plan provide for the granting of options at an exercise price not less than the fair value of the ordinary shares, as determined by the Board of Directors on the date of grant. Options expire 10 years from the grant date.

        On April 30, 2002, a total of 2,569,830 options with exercise prices of $4.95 per share were issued as approved by the Company's Board of Directors. The terms of the options granted can be summarized in three tranches including 1,159,760 options granted to employees who were employed by the Predecessor Companies, 75,093 options granted to employees hired after the Restructuring, and 1,334,977 options granted to the Company's Chief Executive Officer.

        For options granted to employees who were employed by the Predecessor Companies, options granted were generally 25% vested on the date of grant, with the remaining 75% vesting monthly beginning on December 1, 2002 over 36 months. For employees hired subsequent to the Restructuring, the options generally vest 25% on the first anniversary of employment, with the remaining 75% vesting monthly thereafter over 36 months.

        Options granted to the Chief Executive Officer vested 25% on the date of grant with 45% vesting monthly thereafter over 32 months. The remaining 30% vest upon achievement of fiscal 2002 performance objectives as follows:

                                                               Vesting December 31,
               Objective                                       2003            2004
               ---------                                       ----            ----
               Obtain $100 million of non-recourse to
                 shareholders financing                        3.75%          3.75%
               Achieve EBITDA loss less than $207 million      3.75%          3.75%
               Obtain full mobile phone service rights         7.50%          7.50%

10.     Income Taxes

        The tax rates in Brazil for calendar year 2001 and 2002 are 25% for federal income tax and 9% for social contribution tax. Beginning in 2003, the social contribution tax rate will be reduced to 8%. Tax losses can be carried forward without expiration but utilization is limited to 30% of annual taxable income.

        A reconciliation of the income tax benefit based on statutory rates to the Company's income tax provision is as follows (in thousands):

                                   Period from
                                 January 1, 2001
                                      through         Year Ended
                                    November 13,      December 31,
                                        2001             2000
                                  --------------     -------------
                                   (Predecessor      (Predecessor
                                    Companies)         Companies)
Income tax benefit at
   statutory rates                   $ 238,226         $ 160,040
  Effect of currency
     translation                       (55,938)          (19,636)
  Non-deductible tax expenses          (22,064)               --
  Other                                (10,242)               --
  Change in valuation
     allowance                        (149,982)         (140,404)
                                     ---------         ---------
  Income tax provision               $      --         $      --
                                     =========         =========

11.     Commitments and Contingencies

        Legal Matters

        The Company is engaged in legal matters arising in the ordinary course of its business and believes that the ultimate outcome of these actions will not have a material adverse effect on its financial position or results of operations.

        Operating Leases

        The Company leases certain facilities and equipment under non-cancelable operating leases. Future minimum lease payments under non-cancelable operating lease obligations are as follows: $20 million in 2002; $16 million in 2003; $15 million in 2004; $9 million in 2005; $6 million in 2006; and $3 million thereafter.

        Know-How and Transfer of Technical Service Agreement

        The Predecessor Companies had a royalty agreement with a shareholder, BCI, in connection with the transfer of know-how and technology, under which royalty fees were payable. The agreement was cancelled as part of the Restructuring (see Note 2). For the period from January 1, 2001 through November 13, 2001 and for the year ended December 31, 2000, royalty expense totaled $2 million and $6 million, respectively.

        Licenses

        The Company has commitments within the terms of its Licenses and certain regulatory requirements, including achievement of minimum levels of network service coverage areas and telecommunication services offerings. If such commitments are not met, the Company could be subject to fines and potential revocation of the Licenses.

12.     Employee Benefits

        VHL and subsidiaries do not maintain a private pension plan for their employees, but Vesper Northeast and Vesper Sao Paulo contribute monthly, based on payroll, to the government pension, social security, and severance indemnity plans as required by local labor legislation. Contributions totaled $17.5 million and $29 million for the period from January 1, 2001 through November 13, 2001 and for the year ended December 31, 2000, respectively.

13.     Operating Segments

        The Company is organized based on geographical location. Reportable segments are as follows: Rio de Janeiro (Vesper Northeast) and Sao Paulo (Vesper Sao Paulo).

        The Company evaluates the performance of segments based on net income
        (loss). There are no intersegment revenues. Reconciling items are comprised of eliminations of intersegment receivables. Segment assets are primarily comprised of cash and cash equivalents, accounts receivable, recoverable taxes, property, plant and equipment and intangible assets.

        The table below presents information about reported segments (in thousands):

                                      Vesper          Vesper        Reconciling
                                    Northeast        Sao Paulo         Items             Total
                                    ---------        ---------      -----------          -----
(Predecessor Companies)

January 1, 2001 through
November 13, 2001
-----------------------
Revenues                            $  66,605         $  47,779         $  --         $   114,384
Operating loss                       (348,950)         (259,792)           --            (608,742)
Net loss                             (410,070)         (311,826)           --            (721,896)

Year ended December 31, 2000
----------------------------
Revenues                            $  41,147         $  29,975         $  --         $    71,122
Operating loss                       (192,704)         (195,420)           --            (388,124)
Net loss                             (251,735)         (233,236)           --            (484,971)
Long-lived assets                     609,609           463,943            --           1,073,552
Total assets                          741,863           550,459          (212)          1,292,110



13